SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

WHEELER REAL ESTATE

INVESTMENT TRUST, INC.

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

Title of Class of Securities	CUSIP Number of Class of Securities
Series A Preferred Stock, without par value per share	N/A
Series B Preferred Stock, without par value per share	963025 309

Copy to

Bradley A. Haneberg, Esq.

Matthew B. Chmiel, Esq.

Haneberg, PLC

310 Granite Avenue

Richmond, Virginia 23226

(804) 814-2209

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-l.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION

This Amendment No. 2 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 15, 2015, and the first amendment thereto, filed on July 1, 2015, relating to an offer (the “Offer”) by Wheeler Real Estate Investment Trust, Inc., a corporation organized under the laws of the State of Maryland (the “Company”), to exchange newly issued shares of the Company’s Common Stock for its outstanding shares of (i) Series A Preferred Stock, and (ii) Series B Preferred Stock, on the terms and subject to the conditions set forth in this document and in the Prospectus (incorporated by reference herein as Exhibit (a)(1)(A) (the “Prospectus”) and the amended letter of transmittal (incorporated by reference herein as Exhibit (a)(1)(E) (the “Letter of Transmittal”).

The information set forth in the Prospectus and the related Letter of Transmittal is incorporated herein by reference in response to all items required in this Tender Offer Statement, as more particularly described below.

Item 1.	Summary Term Sheet.

The information set forth in the Prospectus in sections entitled “Questions and Answers About the Exchange Offer” and “Summary” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)	Name and Address.

The name of the subject company is Wheeler Real Estate Investment Trust, Inc., a corporation organized under the laws of the State of Maryland. The address of the Company’s principal executive office is Riversedge North, 2529 Virginia Beach Boulevard, Virginia Beach, VA 23452. The Company’s phone number is (757) 627-9088.

(b)	Securities.

The information set forth in the Prospectus in the section entitled “Description of Capital Stock” is incorporated herein by reference.

(c)	Trading Marketing and Price.

The Series A Preferred Stock has no established trading market.

The Series B Preferred Stock is listed on the Nasdaq Capital Market under the symbol “WHLRP.” The high and low Series B Preferred Stock sales prices per share during 2014 and 2015 are indicated below(1):

Price per share of Series B Preferred Stock:
	Quarter Ended					Full Year
	Mar. 31	June 30	Sept. 30		Dec. 31
Fiscal Year 2015
High	$24.96	$25.45	24.40	(2)	N/A	N/A
Low	$18.75	$23.02	23.45	(2)	N/A	N/A
Fiscal Year 2014
High	N/A	$27.43	$25.55		$23.85	$27.43
Low	N/A	$24.20	$23.20		$21.28	$21.28
Fiscal Year 2013
High	N/A	N/A	N/A		N/A	N/A
Low	N/A	N/A	N/A		N/A	N/A

(1)	There is no sales price per share history for the Series B Preferred Stock in 2013 because it was not issued until April 29, 2014.
(2)	Updated through July 9, 2015.

The Common Stock is listed on the Nasdaq Capital Market under the symbol “WHLR”. The high and low sales prices per share during 2013, 2014 and 2015 are indicated below:

Price per share of common stock:
	Quarter Ended					Full Year
	Mar. 31	June 30	Sept. 30		Dec. 31
Fiscal Year 2015
High	$4.14	$2.45	2.05	(1)	N/A	N/A
Low	$2.27	$2.00	1.93	(1)	N/A	N/A
Fiscal Year 2014
High	$4.86	$5.08	$5.16		$4.67	$5.16
Low	$4.14	$4.35	$4.45		$3.94	$3.94
Fiscal Year 2013
High	$5.66	$5.92	$5.27		$4.41	$5.92
Low	$5.47	$5.17	$4.00		$3.74	$3.74

(1)	Updated through July 9, 2015.

The Company has made dividend payments, or will make the dividend payment to be paid on July 15, 2015, to holders of its Series A Preferred Stock in 2013, 2014 and 2015 as follows:

Dividend Period	Record Date	Payment Date	Payment Amount Per Share
June 8, 2013—June 30, 2013	6/30/2013	7/15/2013	$5.00
July 1, 2013—August 26, 2013	8/27/13	10/15/2013	$13.94	(1)
August 28, 2013—September 30, 2013	9/30/13	10/15/13	$8.56	(1)
October 1, 2013—December 31, 2013	12/31/2013	1/15/2014	$22.50
January 1, 2014—March 31, 2014	3/31/2014	4/15/2014	$22.50
April 1, 2014—June 30, 2014	6/30/2014	7/15/2014	$22.50
July 1, 2014—September 30, 2014	9/30/2014	10/15/2014	$22.50
October 1, 2014—December 31, 2014	12/31/2014	1/15/2015	$22.50
January 1, 2015—March 31, 2015	3/31/2015	4/15/2015	$22.50
April 1, 2015—June 30, 2015	6/30/2015	7/15/2015	$22.50

(1)	Dividend prorated through conversion date.

The Company has made dividend payments, or will make the dividend payment to be paid on July 15, 2015, to holders of its Series B Preferred Stock in 2014 and 2015 as follows:(1)

Dividend Period	Record Date	Payment Date	Payment Amount per Share or Unit
April 26, 2014—June 30, 2014	6/30/2014	7/15/2014	$0.3875
July 1, 2014—September 30, 2014	9/30/2014	10/15/2014	$0.5625
October 1, 2014—December 31, 2014	12/31/2014	1/15/2015	$0.5625
January 1, 2015—March 31, 2015	3/31/2015	4/15/2015	$0.5625
April 1, 2015—June 30, 2015	6/30/2015	7/15/2015	$0.5625

(1)	There is no dividend history for the Series B Preferred Stock in 2013 because it was not issued until April 29, 2014.

The Company has made dividend payments, or will make the dividend payment to be paid on July 31, 2015, to holders of its Common Stock in 2013, 2014 and 2015 as follows:

Dividend Period	Record Date	Payment Date	Payment Amount per Share
November 19, 2012—December 31, 2012	1/1/2013	1/31/2013	$0.4900
January 1, 2013—January 31, 2013	2/1/2013	2/28/2013	$0.0350
February 1, 2013—February 28, 2013	3/1/2013	3/31/2013	$0.0350
March 1, 2013—March 31, 2013	3/31/2013	4/30/2013	$0.0350
April 1, 2013—April 30, 2013	4/30/2013	5/31/2013	$0.0350
May 1, 2013—May 31, 2013	5/31/2013	6/30/2013	$0.0350
June 1, 2013—June 30, 2013	6/30/2013	7/31/2013	$0.0350
July 1, 2013—July 31, 2013	7/31/2013	8/31/2013	$0.0350
August 1, 2013—August 31, 2013	8/31/2013	9/30/2013	$0.0350
September 1, 2013—September 30, 2013	9/30/2013	10/31/2013	$0.0350
October 1, 2013—October 31, 2013	10/31/2013	11/30/2013	$0.0350
November 1, 2013—November 30, 2013	11/30/2013	12/31/2013	$0.0350
December 1, 2013—December 31, 2013	12/31/2013	1/31/2014	$0.0350
January 1, 2014—January 31, 2014	1/31/2014	2/28/2014	$0.0350
February 1, 2014—February 28, 2014	3/1/2014	3/31/2014	$0.0350
March 1, 2014—March 31, 2014	3/31/2014	4/30/2014	$0.0350
April 1, 2014—April 30, 2014	4/30/2014	5/31/2014	$0.0350
May 1, 2014—May 31, 2014	5/31/2014	6/30/2014	$0.0350
June 1, 2014—June 30, 2014	6/30/2014	7/31/2014	$0.0350
July 1, 2014—July 31, 2014	7/31/2014	8/31/2014	$0.0350
August 1, 2014—August 31, 2014	8/31/2014	9/30/2014	$0.0350
September 1, 2014—September 30, 2014	9/30/2014	10/31/2014	$0.0350
October 1, 2014—October 31, 2014	10/31/2014	11/30/2014	$0.0350
November 1, 2014—November 30, 2014	11/30/2014	12/31/2014	$0.0350
December 1, 2014—December 31, 2014	12/31/2014	1/31/2015	$0.0350
January 1, 2015—January 31, 2015	1/31/2015	2/28/2015	$0.0350
February 1, 2015—February 28, 2015	3/1/2015	3/31/2015	$0.0350
March 1, 2015—March 31, 2015	3/31/2015	4/30/2015	$0.0175
April 1, 2015—April 30, 2015	4/30/2015	5/31/2015	$0.0175
May 1, 2015—May 31, 2015	5/31/2015	6/30/2015	$0.0175
June 1, 2015—June 30, 2015	6/30/2015	7/31/2015	$0.0175

Item 3.	Identity and Background of Filing Person.

(a)	Name and Address.

The name of the filing person is Wheeler Real Estate Investment Trust, Inc., a corporation organized under the laws of the State of Maryland. The information set forth in Item 2(a) above is incorporated herein by reference. The information set forth in the Prospectus in section entitled “Business” is incorporated herein by reference. The address for all of the Company’s executive officers and directors is c/o Wheeler Real Estate Investment Trust, Inc., Riversedge North, 2529 Virginia Beach Boulevard, Virginia Beach, VA 23452.

Pursuant to Instruction C of Schedule TO, the following persons are the executive officers and directors of the Company.

Name	Position Held by Individual
Jon S. Wheeler	Chief Executive Officer & Chairman of the Board
Steven M. Belote	Chief Financial Officer
Robin Hanisch	Corporate Secretary and Director of Investor Relations
David Kelly	Director of Acquisitions and Director
Jeffrey Parker	Director of Leasing
Victoria Paul	Senior Vice President of Operations
Christopher J. Ettel	Independent Director
William W. King	Independent Director
Carl B. McGowan, Jr.	Independent Director
Ann L. McKinney	Director
Jeffrey Zwerdling	Independent Director
Kurt R. Harrington	Independent Director

The address and telephone number of each director and executive officer is c/o Wheeler Real Estate Investment Trust, Inc., Riversedge North, 2529 Virginia Beach Blvd., Virginia Beach, Virginia 23452.

Item 4.	Terms of the Transaction.

(a)	Material Terms.

The information set forth in the following sections of the Prospectus is incorporated herein by reference:

•	“Description of Our Capital Stock;”

•	“Questions and Answers About the Exchange Offer;”

•	“Summary;”

•	“The Exchange Offer;” and

•	“Material U.S. Federal Income Tax Considerations.”

(b)	Purchases.

One of the Company’s directors, Jeffrey Zwerdling, owns an aggregate of 14,000 shares of Series B Preferred Stock. Mr. Zwerdling will be eligible to tender his shares of Series B Preferred Stock on the same terms and conditions as all other holders of Series B Preferred Stock.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements.

(a)	Agreements Involving the Subject Company’s Securities.

The information set forth in the sections entitled “Certain Relationships, Related Transactions and Director Independence” of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (“2014 10-K”) is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)	Purposes.

The information set forth in the Prospectus in the sections entitled “Questions and Answers About the Exchange Offer – Why are we making the Exchange Offer” and “The Exchange Offer – Purpose and Background of the Exchange Offer” are incorporated herein by reference.

(b)	Use of Securities Acquired.

The information set forth in the Prospectus in the section entitled “Questions and Answers About the Exchange Offer – What does the Company intend to do with the shares of preferred stock that are tendered in the Exchange Offer?” is incorporated herein by reference.

(c)	Plans.

Not applicable.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)	Source of Funds.

The information set forth in the Prospectus in the sections entitled “Questions and Answers About the Exchange Offer – What will I receive in the Exchange Offer if I tender my shares of preferred stock and they are accepted?” and “The Exchange Offer – Consideration” are incorporated herein by reference.

(b)	Conditions.

The information set forth in the Prospectus in the sections entitled “Questions and Answers About the Exchange Offer – What are the conditions to the Exchange Offer?” and “The Exchange Offer – Conditions of the Exchange Offer” are incorporated herein by reference.

(c)	Borrowed funds.

Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a)	Securities Ownership.

As noted above, one of the Company’s directors, Jeffrey Zwerdling, owns an aggregate of 14,000 shares of Series B Preferred Stock. Mr. Zwerdling’s holdings represent less than one percent of the shares of Series B Preferred Stock outstanding (0.92%). No other person required to be named in response to Item 1003 of Regulation M-A beneficially owns any Series A Preferred Stock or Series B Preferred Stock.

(b)	Securities Transactions.

Not applicable.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitation of Recommendation.

The information set forth in the Prospectus in the sections entitled “Summary – Dealer Managers” and “The Exchange Offer – Dealer Managers” are incorporated herein by reference. In connection with the Offer, the Company has entered into a Dealer Manager Agreement with Compass Point Research & Trading, LLC and Maxim Group LLC (collectively, the “Dealer Managers”). Pursuant to this agreement, the Dealer Managers will serve as the dealer managers for the transaction. As consideration for their services thereunder, the Company shall pay the Dealer Managers a fee equal to 5.5% of the aggregate liquidation preference of the Series A Preferred Stock and Series B Preferred Stock tendered for exchange. The Company will also pay the Dealer Managers reasonable out-of-pocket expenses and will indemnify the Dealer Managers against certain liabilities and expenses associated with the Offer, including liabilities under federal securities laws. The Company is under no obligation to pay the Dealer Managers any fee prior to the completion of the Offer.

Item 10.	Financial Statements.

(a)	Financial Information.

The information set forth in (i) the 2014 10-K in the sections entitled “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Financial Statements and Supplementary Data,” and “Exhibits and Financial Statement Schedules” and (ii) the Company’s Quarterly Report on Form 10-Q for the First Quarter ended March 31, 2015 in the sections entitled “Financial Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” is incorporated herein by reference.

(b)	Pro Forma Information.

The information set forth in the Prospectus in the section entitled “Unaudited Pro Forma Financial Information” is incorporated herein by reference.

Item 11.	Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Prospectus in the sections entitled “The Exchange Offer – Regulatory Matters” is incorporated herein by reference.

(b)	Other Material Information.

The information in the Prospectus and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, are incorporated herein by reference.

Item 12.	Exhibits.

Exhibit Number	Description

(a)(1)(A)	Prospectus, dated July 13, 2015 (incorporated by reference to the Company’s Pre-Effective Amendment No. 2 to Registration Statement on Form S-4, filed on July 13, 2015).

(a)(1)(B)	Letter of Transmittal, dated June 15, 2015 (incorporated by reference to Exhibit 99.1 of the Company’s Registration Statement on Form S-4, filed on June 15, 2015).

(a)(1)(C)	Letters to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.2 of the Company’s Registration Statement on Form S-4, filed on June 15, 2015).

(a)(1)(D)	Letter to Clients (incorporated by reference to Exhibit 99.3 of the Company’s Registration Statement on Form S-4, filed on June 15, 2015).

(a)(1)(E)	Amended Letter of Transmittal, dated July 13, 2015 (incorporated by reference to Exhibit 99.4 of the Company’s Registration Statement on Form S-4, filed on July 13, 2015).

(a)(1)(F)	Amended Letter to Brokers, Dealers Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.5 of the Company’s Registration Statement on Form S-4, filed on July 13, 2015).

(a)(1)(G)	Amended Letter to Clients (incorporated by reference to Exhibit 99.6 of the Company’s Registration Statement on Form S-4, filed on July 13, 2015).

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)*	Incorporated by reference herein as Exhibit (a)(1)(A).

(a)(5)	Press release, dated June 15, 2015, announcing the commencement of the Exchange Offer.

(a)(6)	Press release, dated July 13, 2015, announcing the extension of the Exchange Offer.

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Opinions of Williams Mullen (incorporated by reference to Exhibits 5.1 and 8.1 of the Company’s Registration Statement on Form S-4, filed on June 15, 2015).

*	Previously filed.

Item 13.	Information Required by Schedule 13E-3.

(a)	Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 13, 2015	WHEELER REAL ESTATE INVESTMENT TRUST, INC.

	By:	/s/ Jon S. Wheeler
Jon S. Wheeler
Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)	Prospectus, dated July 13, 2015 (incorporated by reference to the Company’s Pre-Effective Amendment No. 2 to Registration Statement on Form S-4, filed on July 13, 2015).

(a)(1)(B)	Letter of Transmittal, dated June 15, 2015 (incorporated by reference to Exhibit 99.1 of the Company’s Registration Statement on Form S-4, filed on June 15, 2015).

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.2 of the Company’s Registration Statement on Form S-4, filed on June 15, 2015).

(a)(1)(D)	Letter to Clients (incorporated by reference to Exhibit 99.3 of the Company’s Registration Statement on Form S-4, filed on June 15, 2015).

(a)(1)(E)	Amended Letter of Transmittal, dated July 13, 2015 (incorporated by reference to Exhibit 99.4 of the Company’s Registration Statement on Form S-4, filed on July 13, 2015).

(a)(1)(F)	Amended Letter to Brokers, Dealers Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.5 of the Company’s Registration Statement on Form S-4, filed on July 13, 2015).

(a)(1)(G)	Amended Letter to Clients (incorporated by reference to Exhibit 99.6 of the Company’s Registration Statement on Form S-4, filed on July 13, 2015).

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)*	Incorporated by reference herein as Exhibit (a)(1)(A).

(a)(5)	Press release, dated June 15, 2015, announcing the commencement of the Exchange Offer.

(a)(6)	Press release, dated July 13, 2015, announcing the extension of the Exchange Offer.

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Opinions of Williams Mullen (incorporated by reference to Exhibits 5.1 and 8.1 of the Company’s Registration Statement on Form S-4, filed on June 15, 2015).

*	Previously filed.